[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

                   ACERGY S.A. $120 MILLION CONTRACT AWARDS IN
                                 NORTHERN EUROPE

London, England - July 27, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of three contracts in Northern Europe with an approximate total value of $120 million.

Acergy have been awarded a contract in the North Sea for the installation of a hyperbarically welded hot-tap into an existing 30" Gas Export pipeline, installation is scheduled for completion in the third quarter of 2008.

Statoil have awarded a contract to Acergy for the installation on the Alve field of a 16 kilometres well control umbilical, a production riser, DEH feeder cable, template, spool and associated structures, together with tie-in work. This installation is part of the infrastructure that will deliver production from the Alve field to the FPSO on the Norne field. Offshore work is scheduled for the template installation in the third quarter of 2007 and all other work in the third quarter of 2008.

Bluewater Industries have awarded Acergy a contract for installation work on the Tristan NW field which includes the flowline, well control umbilical, tie-ins and pre-commissioning for a single gas well development. The installation programme is scheduled for the fourth quarter of 2007.

Oeyvind Mikaelsen, Vice President Northern Europe and Canada, said, "We are delighted to have been awarded these contracts, which come as a result of our continuing ability to deliver complex subsea projects on time and within budget while exceeding customer requirements. Each of these awards is a reflection of Acergy's excellent safety record, stringent HSEQ procedures and practices and our continued commitment to the North Sea."

********************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

CONTACT:
Julian Thomson/ Karen Menzel
Acergy S.A.
UK +44 20 7290 1743 / 1744
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com